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                                                                  EXHIBIT 12.1

                               NRG ENERGY, INC.
                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (IN THOUSANDS)


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                                                                                               SIX MONTHS ENDED
                                                 FOR THE YEAR ENDED DECEMBER 31,                   JUNE 30,
                                     ----------------------------------------------------------------------------
                                        1992       1993      1994        1995       1996       1996       1997
                                     ---------- --------  ---------- ----------  ---------- ---------  ----------
Income (loss) before income taxes  .   $(5,307)   $4,528   $ 32,010    $ 40,011   $ 14,323    $ 3,714   $  6,337
Undistributed equity in operating
 earnings of unconsolidated
 affiliates ........................      (633)     (874)   (18,511)    (20,074)   (17,827)       204    (12,957)
Equity in gain from project
 termination settlements ...........        --        --     (9,685)    (29,850)        --         --         --
Cash distributions from project
 termination settlements............        --        --      9,685      14,179     15,671     15,671         --
                                     ---------- --------  ---------- ----------  ---------- ---------  ----------
                                        (5,940)    3,654     13,499       4,266     12,167     19,589     (6,620)
Interest expense ...................     1,622     2,679      6,682       7,089     15,430      7,277     11,182
Interest capitalized ...............        --        --         45         253        364        216         85
Amortization of debt issuance
 costs..............................        44        41         42          41        149         80        163
Reasonable approximation of the
 interest factor of rental expense          33        50         59         265        247        211        168
                                     ---------- --------  ---------- ----------  ---------- ---------  ----------
 Total fixed charges ...............     1,699     2,770      6,828       7,648     16,190      7,784     11,598
Earnings ...........................   $(4,241)   $6,424   $ 20,327    $ 11,914   $ 28,357    $27,373   $  4,978
                                     ========== ========  ========== ==========  ========== =========  ==========
Ratio of earnings to fixed charges
 (C)(D) ............................        (A)     2.32       2.98        1.56       1.75       3.52         (B)
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(A)    Due primarily to the loss incurred in 1992, NRG was unable to fully cover fixed charges. Earnings did not cover fixed charges by $5,940.

(B) Due primarily to undistributed equity earnings exceeding income before income taxes, NRG was unable to fully cover fixed charges. Earnings did not cover fixed charges by $6,620.

(C) The 1995 ratio of earnings to fixed charges calculation includes the effect of an equity gain and cash distribution from a project termination settlement. If the project termination had not occurred, NRG would have been unable to fully cover fixed charges and earnings would not have covered fixed charges by $9,913.

(D) The 1996 ratio of earnings to fixed charges calculation includes the effect of a cash distribution from a 1995 project termination settlement. If the project termination had not occurred, NRG would have been unable to fully cover fixed charges and earnings would not have covered fixed charges by $3,504 for the year ended December 31, 1996.